 Exhibit 99.6

Earnings Call

EARNINGS CALL

Q2-FY 2018 RESULTS

October 24, 2017

CORPORATE PARTICIPANTs

Nandan Nilekani

Non-Executive Chairman

Pravin Rao

Interim Managing Director & CEO

M.D. Ranganath

Chief Financial Officer

Mohit Joshi

President – Head, Banking, Financial Services & Insurance (BFSI), Healthcare and Life Sciences & Head – Infosys Brazil and Infosys Mexico

Ravi Kumar S.

President & Deputy COO

Rajesh Krishnamurthy

President & Head – Energy, Utilities, Telecommunications and Services; Head – Infosys Consulting, Head of Europe

analysts

Edward Caso

Wells Fargo

Keith Bachman

Bank of Montreal

Viju George

JP Morgan

Joseph Foresi

Cantor Fitzgerald

Divya Nagarajan

UBS

James Freidman

Susquehanna International Group

Ravi Menon

Elara Securities

Shekhar Singh

Excelsior Capital

Moshe Katri

Wedbush Securities

Ashish Chopra

Motilal Oswal Securities

Kawaljeet Saluja

Kotak Securities

Ashwin Mehta

Nomura Securities

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Thanks, Karuna. Hello, everyone and welcome to Infosys Earnings Call to discuss Q2 FY’18 Results. This is Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is Non-Executive Chairman – Nandan Nilekani; Interim CEO and M.D. -- Pravin Rao; CFO -- M.D. Ranganath; Presidents and the other members of the Senior Management Team

.

This call is for 90-minutes and will be split up into two parts. The first part will begin with Nandan Nilekani giving some updates on the Board matters, followed by which we will open up the call for questions to Nandan on the areas that he talked about. This part of the call will be for 30 minutes. The second part of the call will be for 60 minutes and will commence with opening remarks by Pravin and Ranga on the performance of the company during the quarter, subsequent to which we will once again open up the call this time to the management team for questions.

Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass it on to Mr Nilekani.

Nandan Nilekani

Thank you, Sandeep and good morning and good evening to everyone on this call. It is really great to be back on the call talking to you. I spoke to all of you last on 25th August when I had just taken over as the Non-Executive Chairman. During that call I had outlined various priorities that the board would focus on. So let me give you update of that as well as what basically came out of the “Strategy Refresh.”

In terms of the process of identifying the next CEO, that process has begun, and series of actions are being taken on that. Things are progressing well and we will get back to all of you once we have our decision to report on that matter.

On the shareholders consultation, one round of meetings has happened with shareholders and we have paused that. Second round will start after our results and we expect to complete the shareholders outreach either through meetings or through online questionnaire and we hope to have the full report ready for you by January results.

We had also said that the Nominations and Remuneration Committee would present a long-term governance structure. They have presented a preliminary one in the board meeting today. We hope to have a final one by the time we meet in January.

On the buyback, it is progressing as expected. Later on, our CFO, Ranganath, will give you more details of the status of the buyback.

On the investigation into the Panaya matter and the Rajiv Bansal severance issue, we had said last time that the board under my leadership would conduct a detailed investigation and talk to all the investigators and find out what is happening. We have done that. You will see in our press release we have given a detailed statement of the outcome of that investigation.

Finally, the company has declared an interim dividend which is as per the capital allocation policy of 70% of free cash flow being allocated for payouts.

So that are broadly some of the decisions or progress reports on the various items that we had outlined in the 25th August meeting.

Now, let me come to you on the “Strategy” side. First of all, let me say that our management team led by Pravin have done an amazing job in a quarter where there was a lot of events happening and a bit of turbulence and so on. The fact that they were able to remain on course, they were able to deal with changes of the CEO, changes of the chairman, and perform so well is a great accolade to organization and the resilience and strength of our people. As I finish this part of the call, in the second part of this call, you will be able to engage with management and we will talk about the performance of the quarter and anything else that is relevant on that.

But one of the other things we did this quarter and this was done as part of the commitments we had spoken was that we did what we call as the “Strategy Refresh.” Strategy Refresh was really to understand exactly what we need to do, whether we are doing all the right things, whether we have to do something differently, whether we have to change the emphasis and so on. I am really delighted to say that we had excellent strategy refresh which has now given us complete clarity on what we need to do going forward. This Strategy Refresh was done in a very collaborative and consensus-driven way. It was conducted by Deepak Padaki who is Head of the Strategy. We had the Committee of Directors, Ravi Venkatesan and Prahlad, actively engage in this process. All the presidents, Ravi Kumar, Mohit, Rajesh were involved. Ranganath also. We also reached out to all the senior leadership, the top people who do sales, the top people in delivery, the top people in business enabling function and so on. Finally, after conducting hundreds of interviews and getting the feedback, and also talking to our customers, our management team had a three-day conference about 10-days back where they met and really flashing out.

So let me explain briefly what we see is happening. As you know, our business is providing business and IT Services to the world’s largest corporations many of whom are market leaders in the segment they serve. As you know, our strength has been the long-term strategic multi-year relationships that we have with these companies and that we play such an integral and essential role in their journeys and their use of technology. That is really the core strength. This morning we had a “Customer Survey Feedback” and we were really delighted to find that customers rank us very highly for the “Quality of Services” that we offer.

We know that our customers who are these large companies across the world, Fortune 500 or Global 2000 companies are facing various simultaneous and disruptive challenges. They are being disrupted by digital competition, they are new tech-savvy digital competitors and there is a rapid substitution of legacy products with new technology. The big change in the last 10 years has been the rise of the consumer-led innovation with the iPhone and Android phones and so on. 15-years back business did the innovation and then it came to consumers. But today it is other way around. Innovation happens with consumers and then these migrate to the business. Now, therefore a big part of the challenge that our customers face is how to provide their employees and the customers the same digital experience ease of use that they get used to on the apps on their phones. So that is a big challenge that our customers face.

The other big development has been the rise of distribution. So many industries, be it media, be it television, film-making. Those who have customers are the people who have control and therefore you have people who have distribution to a wide number of customers and then leveraging that to build content or to channelize content through the distribution channel and make money through subscription or advertising.

Then of course we have seen the rise of Internet of Things. It centers everywhere. The whole role of data in transformation and data-based business models have become very big in the last 10-years. The thing about data is that it has a winner take all behaviors where those who have more data understand more about their customers, those understand more about their customers can design new products and services for these customers. Because the products services are so well designed, they get additional customers. So data is a virtuous cycle and therefore nature of business is changing because of data.

Also, with the rise of Machine Learning and Deep Learning, it is possible to run these machine learning algorithms against large prowess of data to draw insight. To that extent, domain knowledge itself is getting commoditized.

We also in an era where applications developed by incumbent customers originally designed to be behind the firewall are now being exposed to the internet. If these are not adequately secured with encryption and so on, there are likely to be cyber security issues and hacking and so on. So a big challenge is how do you ensure that new systems are designed with rigor and old systems are made most secure through various interventions.

We are also seeing new technology platforms emerging like Cloud, AI platforms and so on. Customers are facing the challenge of how to get more for the dollars they spend on technology. Even as they are adding budgets to spend, they are looking at how to become more efficient.

So really two things happening for us. One is the huge demand for new services. Later on my colleagues, Ravi Kumar and others will talk about how new services are really growing at a great pace. Therefore, our job is to build these new services, make them hugely grow very fast and provide the growth for the future. At the same time, our customers who are investing are trying to make sure that their investment in their traditional services is optimized. They want to use more automation and more streamlining straight-through process automation and so on. Therefore, they are simultaneously looking at us to provide new services as well as make sure that the earlier traditional services are automated. We are facing both these challenges at the same time.

We also have the issue that how do we think about our services. There we believe strongly that our strategy of Software plus Services is very valid. It is not about services alone, it is about having platform which is basically built using a lot of open source components and then put together to a harness which puts all the components together and then configuring these products to solve specific needs of our customers. That is exactly what we are doing with the Nia platform. We have done a detailed thorough analysis of Nia both internally and externally. There are many good things. There are things that need to be improved and we are working systematically on improve them so that they can be scaled up and made applicable to a large number of customers as well as the way we approach it to our customers the go-to-market we are looking at how to make that more efficient.

So we are completely committed to the software platform or software product plus services model. But the important thing is that we are looking at complete integration between the two. Ultimately it is about our customers who are wanting these large transformation combining the products, combining our various services and actually transforming, and that is really where the big opportunity for us is. So we expect to do that very well.

We are also seeing that big challenge for us will be reinventing and reskilling our people. Just as we modernize and offer new services, it is important that our team whether they be the people in the front in sales or the people in delivery or people supporting business or the people in consulting. They all have to be completely up-to-date and current with the latest trends and technology, software architecture, Open Source, machine learning, analytics, whatever it is. Therefore, having a very agile anytime anywhere learning platform is something that we think is key to our competitive advantage. We have a team working under Tan Moorthy and Thiru, fundamentally to see how our learning platforms can be completely upgraded so that people can get access to learning wherever they are, on whatever device they have, for whatever length of time they are free. So all these things are being put together. We are also looking at how to make sure the organization more agile because our customers expect us to solve problems quickly to be able to respond to market needs, to be able to prototype and offer solutions and then rapidly iterate them to use new kinds of integrated DevOps where software is released every day and there is a full automated testing of it and single version control on the cloud. Lots of things of that nature have to be done and we are looking at doing that. I think we are looking at how to get our leadership fully aligned so that we get our customers going forward.

So I think this is something which has been done. Specifically we are rapidly scaling up our new digital services. As you can see this and later on when you speak to management, they will show you how there is rapidly growing double-digit quarterly growth in our new digital services and we are reskilling at the same time. We are evolving our platforms. We are looking at how our flagship AI platform Nia along with the automation platform of Assist Edge, how they can come together to create a complete range of automation and machine learning capabilities for our customers. We have today a large number of places where we are looking at both where they are being either used to solve some problem or they are doing proof-of-concepts and we are taking a systematic look and see how we can scale that across the company.

We are also integrating and evolving our design capabilities so that we can accelerate the digital businesses. As I said, when I began, our strength is trusted relationships which have span multiple years with some of the world’s largest and most iconic companies. I think the fact that these relationships have often lasted for decade and the fact that these customers come to us for a significant part of what they have to do is really the source of our strategic advantage. We believe that as we continue to offer more and more of the new kind of services, as we are able to give them the kind of thinking and ability to configure and put things together to transform themselves, you only will see more growth with these customers. At the same time, our new way of doing things with this combination of software and services will also enable us to get access to customers who are not currently with us. So it is both our ability to grow our business with existing customers as well as the way for us to differentiate as we get new customers on board. Increasingly, what we are finding is that the kind of solutions we have to offer have a significant impact on business outcomes. Therefore we are able to see how we can offer these as business solutions where it is not just about technological cost saving but making an impact on customers or increasing sales or increasing profits or whatever it is that is required by the customers on the business side.

Let me also say that we are embracing automation aggressively. We have both automation in our services to offer our customers business transformation opportunity as well as automating our traditional services so that our customers are able to get better value, we are able to get better value and we can remain competitive as well as they can become more productive. So we have a complete initiative now to not only just look at automation in pockets but how to apply it across the firm.

We are also addressing diversity. We announced the plan to hire several thousand people in the US. We are setting up local hubs, and we are working closely with the US state governments and doing that. That is another big differentiation that we are seeing that our customers are also welcoming our initiative to do this. They want to partner with us to leverage these kinds of centers that we have, which are also in the same time zone and which give them rapid flexibility.

So I think we are very excited by what we are doing. We have taken complete stock of our product thing, we are bringing the Nia and Edge platforms together. We are looking at all our other investments between Finacle, Panaya or with Skava. So we will continue to push that. But we look at more closer integration between our products and our services so that the combined thing gives us the solutions that our customers want. Key thing is integration between the two.

I think this is the strategy which has come about by a process of both top-down and bottom-up work. It is a strategy which everybody has bought into and we have a sufficient depth of technology, engineering and management expertise to execute on the strategy. So we are very excited by the possibility of the future and I think when we talk to you again in January and then in April, we will be able to report more progress on this implementation. The good news is that we have a complete alignment among all our internal stakeholders to work on this.

So now, I will stop and take questions on any other board decisions and updates as well as anything on strategy, I will do that for about 10 minutes and then I will hand over to Sandeep to then continue the call with management. So now I think Sandeep, we can open it up for questions. My request to you is the business performance questions please reserve that for management and limit your questions to me on Board issues, governance issues and the strategy I just outlined.

Moderator

Thank you, sir. Ladies and gentlemen, we will now begin the Question-and-Answer Session. The first question is from the line of Anantha Narayanan from Credit Suisse. Please go ahead.

Anantha Narayanan

I had two questions; my first question, Nandan, was the strategy that you just outlined. So as you went through this “Strategy Refresh” process, were there any elements of the strategy under Vishal which was significantly modified?

Nandan Nilekani

I do not want to get into comparison of strategies. I think experience that all of us had is how to build a strategy which is built both bottom-up and top-down. So we have done that systematically. We have looked at elements, we have been very agnostic, where there is something good, we have kept it, where there is something which is not working, we have said this need not be done. Where there is something good and needs work to be done in tuning it, we are doing that. So a lot of that is that kind of stuff. The important thing is our clear commitment to extend this, scale it across the company and execute well. That is really I think for a large services company like Infosys with $10 bn in annual revenue and 200,000 employees, how do we take this out to everyone. How do we make sure the customer in New Zealand or in Dubai has access to this, how do you make sure that every employee has access to the latest skills. These are really fundamental lock and tackle issues that had to be done at scale and speed. We really looked at that, identified any gaps and also made sure that our alignment between products and services is very tight. Finally the customer does not really care which part of the solution is a product, which part is the service. He does not care which part is an Open Source product, which part is the proprietary product. All he cares about is our ability to configure these various things and provide him business benefit. I think that requires huge amount of coordination internally between various service owners, between our sales team and between our product guys. That is something we are focusing on.

Anantha Narayanan

Thank you. My final question was on the review of investigations. My view was the Board will have a chance to engage with Mr Murthy, and now as the process is completed, is he completely satisfied with the review?

Nandan Nilekani

I think this is the question that you need to ask of him

Moderator

Thank you. Next question is from the line of Edward Caso from Wells Fargo. Please go ahead.

Edward Caso

I was curious if the company has approached to mergers and acquisitions might change, may accelerate, reduce. It sounds like maybe you are trying to step up the pace of shifting the company to be more digital and lot of your competitors have used to acquisitions to do that. Can give us your thoughts?

Nandan Nilekani

Sure. I think that is a great question. I think absolutely you are right. Our endeavor now in the next 12-18 months is to accelerate our pace of change to aggressively embrace automation both for the traditional services as well as use automation to make our new services more compelling. So that is our fundamental driver. Now, you have to realize that if we have to do that, we also need to make sure that the current organization is capable of delivering on it. This is why we need to invest in learning education, training, building new products, services, etc. So that part has to be done anyway. In addition to that, if there is some acquisition which is going to help us to accelerate this, absolutely, we will make those acquisitions. But those acquisitions have to fit into the strategic envelope that we are talking about. You will see that this time we did one acquisition on the design side. So absolutely if there is a particular part of the piece of the puzzle which requires a company which is there, which has a right knowledge, skill set, technology or whatever, and if that fits in, and that is going to accelerate, definitely we will do acquisitions.

Edward Caso

My other question is to be honest; I really did hear any change in strategies. So I am a little confused on that. It is little less biased to sort of a software aspect and may be in the prior administration, if you can give some sense on that and the company center of gravity was sort of shifting to Silicon Valley, is it now going to shift back to Bengaluru?

Nandan Nilekani

When you talk about strategy at this level, a lot of it is how to execute that at scale and speed, how to integrate it across the company, how to bring different parts together, etc., It looks superficially the same, but actually in reality when you get into the details, the nuances come out. I will not really be able to get into all those details. The second thing is that I think our Palo Alto office continues to be a very vital part of our future. We see Palo Alto office as a listening post to the latest developments in technology happening in Silicon Valley, about the latest development in Machine Learning, AI, Deep Learning, Virtual Reality, Automated Reality, Self-Driving Cars, whatever it is that is coming out of that area. So we will have a strong presence in the valley. We will have a strong team of long-term horizon technologist looking at the latest developments, as and when we understand these new technologies. We will have a process by which we can bring them to our enterprise customers as to how they can use this well. Because the real challenge is how do we take these technologies that are emerging and how do we use that to create business benefit for our customers. So I think our presence in Palo Alto will be a very critical presence going forward and we will have the right team and the right leadership to take advantage of that location.

Moderator

Thank you. Next question is from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I want to try to follow on Ed’s question in a different way. Your current revenue growth is around 5% currency; you are guiding revenues around numbers to 6% constant currency. Is that a level that you are satisfied with because it seems to be underperforming the industry. The corollary of that is if you are not satisfied with that level of revenue growth, that was the FY’18 guidance rather plus/minus 6% around numbers, how do you anticipate changing the revenue growth rate to improve it and emulate what would be the growth rate of your competitors?

Nandan Nilekani

We are satisfied with our performance; I think we have delivered excellent growth and very good margins. Obviously, we have to look at what we achieved in the first half year and look at what we expect to achieve in the second half and the guidance is based on that. But the important thing is that we are investing a lot of our time and Energy in building capabilities, building the pipeline for the future and I think that is what you will be seeing in the coming months.

Keith Bachman

Sorry, just to push back, how are you including that the revenue growth you just reported and the guidance is excellent if the constant currency revenue growth 6% is that what you think industry growth is?

Nandan Nilekani

First of all, as you know, we had a quarter which was fairly eventful, we had a change at the CEO level, we had a change at the chairman level, we had a third of the board resigning and so on. So we had a lot of turbulence right in the middle of the quarter. I think it is to the credit of our management team under Pravin’s leadership that they continue to focus on customers, deal with any questions customers raise, continue to win new deals. So yes, in the circumstances, I think it is an excellent performance.

Pravin Rao

This is Pravin here. I would like to add. I do not think we have really underperformed. If you look at both Q1 and Q2, on a constant currency basis, our growth has been higher than majority of our peers. Even in Q2, couple of our peers have announced their results and our constant currency numbers which we announced today is higher than what has been reported by our peers. Industry growth rate is anyway we will see at the end of the year. At the beginning of the year, there was some sense of what the industry growth rate would be and at the end of the year you will really see where we will land. So we will have to just wait-and-watch.

Moderator

Thank you. We have the next question from the line of Viju George from JP Morgan. Please go ahead.

Viju George

Nandan, I was just curious about this integration you talked about between products and services. What does this mean? Does this mean that while products are important as platforms, they do not really have an independent mandate in so far as they have had in Vishal’s time and what is the interplay you are seeing with services there?

Nandan Nilekani

No, I think it depends on the product, for example, we have a product like Skava which is for Digital, eCommerce, Mobile First and all that and that would require both independently that being sold because that require a particular type of product sales approach, as well as integrated as part of some combined offering. So, that would be true for something like Skava. On the other hand something like Nia which is really a platform of reusable Open Source components put together with a harness or scaffolding of development environment tools and which has very good capabilities on data, analytics, machine learning that is more likely to be provided along with a set of services because our customers will expect us not only to provide those capabilities, they would expect us to provide those services so that we can take a particular business problem and solve it. So, I think it depends on the product, some products will have both standalone sales as well as integrated sales, some products are more likely to be part of only integrated sales.

Viju George

Sure, thank you. And just as a follow-on, in several of these products do you think that product architects, people who go to market for these products that talent can come from within Infosys or do you think they have to necessarily come from product companies, like Vishal had attempted to do?

Nandan Nilekani

Absolutely. I have now been here since 60 days. I have spent a lot of time and I am very happy to see the talent depth in Infosys. There are thousands of people who have experience in Open Source, there are thousands of people doing data scientist work, there are thousands or people with cloud experience, there are hundreds of people with architecture expertise. You must realize the architecture requirements in this new world are not necessarily the way traditional products were designed, the architecture requirements in the new world require deep understanding of Open Source and scale, I mean I do not know whether you guys know but when we built the Aadhar platform which has a bn people on it, which does 1.5 bn transactions a month, was entirely built on an Open Source stack. So, I think we know the people who do these things, we are many people in Infosys who do that. I am very comfortable that we have a deep talent, technical bench to do the new kind of technology architecture. At the same time if on any particular dimension we need people which we can do either through hiring or acqui-hiring or so on, we will do that, there is no issue.

Moderator

Thank you. Our next question is from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

Hi. My first question is just may be news and update on the search for the new CEO? And then along those lines, do you feel like this has given a strategy refresh going to be somebody who has to have a software background?

Nandan Nilekani

Well, I think first of all let me say that we have a very elaborate and exhaustive process on the CEO selection. The process is anchored by the nominations and remunerations committee shared by Kiran Mazumdar-Shaw, the Chairman of Biocon, and she is assisted on that with Mr. Prahlad, Mr. Ravi Venkatesan and Mr. Sundaram, and they have done an excellent job of identifying what are the attributes of the CEO as well as systematically meeting many prospective candidates, both internal and external. So, I think that process is going well. I would hesitate to give you a timeline for this, because as you know there are many steps in it. I am satisfied that the process is being done thoroughly and we can take it to closure in a reasonable amount of time.

In terms of the person itself, we have prepared an ideal list of attributes and we will have to take it as it comes. Obviously, knowledge of the software would certainly be one attributes but there are other attributes too as you think about it, because it is about leadership, it is about transformation of an organization, it is about customer connect, so a lot of dimensions that we have identified in our search.

Joseph Foresi

Got it. And then it sounds like a strategy to maximize the digital opportunities while increasing productivity on the maintenance side. Is that still the case? And if it is, that strategy is fairly similar to some of your competitors. So, I am wondering how your strategy differs from those competitors? Thanks.

Nandan Nilekani

First of all, I think that aspect of strategy which is increasing your share of revenue from new high growth services which are in demand and automating your traditional services. That is not strategy. That is the only thing that large services companies have to do. The question is, how well you can execute on that, how well you are able to reposition yourself to be considered as a provider of new services, how well you are able to use automation in both the old and the new, how well you are able to re-skill and reinvent your people to be able to deal with this challenge and so on. So, that is where the real challenge is. It is not in the 2x2 matrix or something. At the same time, I think because of our investment in Nia, and with certain tweaks on Nia, there ate lot of good elements. There are certain things, and I am doing another review of it on Monday. There are some things we have to do differently, so we will look at doing that. I think the fact that we have invested in AI platform using latest Open Source components which have built-in machine learning, data extraction, data analytics tool gives us a serious competitive advantage which we have to take it to the next level to realize those benefits. That is what we are committing to do now. So, the broad strategy which is automate the old and build high-growth new services that everybody will have. How will you execute and how will you build the intellectual assets to do it, that is going to be the differentiator.

Moderator

Thank you. Our next question is from the line of Divya Nagarajan from UBS. Please go ahead.

Divya Nagarajan

Thanks for explaining your strategic initiatives. I am kind of trying to approach it from a slightly different angle here, there were two elements that we had to this software plus services model, one was to kind of build software in-house through a set of people, many of whom have left the company in the last 12 months. The second was M&A and I did hear you talk about potentially accelerating that. But given where things are today how do you think we can get this strategy back on track? That is first part of my question. And second, I think the ideal is to build a software plus services model. This is something that we have heard from services companies, including Infosys, in the last several years and success in this has somehow been elusive. What do you think that we need to do differently this time to kind of succeed in actually building a successful software plus services model?

Nandan Nilekani

I think not only the strategy is on track, what you will see is an acceleration of what we are doing. So, I do not agree with this not being on track kind of thing. We have ample talent, we have people who have experience in building these things. Many of the projects we are doing today use these sophisticated approaches. The GSTN architecture is state-of-the-art. So, we have a lot of capability and I have no doubt that our people will be able to do that. I am very comfortable that the strategy is on track and if anything, we are going to accelerate this whole thing. On the other thing, finally it boils down to how well you can execute. How well do you articulate your value proposition, how well you build the software plus service approach, how well you solve the internal problems, so everybody is align, how well you re-skill your people, etc. So, finally it boils down to how well you execute. And I am confident that Infosys with its ability to execute along with a CEO who I am sure will provide the right leadership will be able to do this transformation in the coming years.

Moderator

Thank you. I now hand the floor back to the management for further proceedings of the conference call. Over to you, sir. Thank you.

Pravin Rao

Thanks Nandan. Hello, everyone. And thanks for joining us on this call. I will give you a brief update on our quarter two performance.

As you are aware, quarter two saw significant changes in the company at the management and board level. We responded quickly to these changes through proactive communication with all stakeholders, including clients and employees. This ensures that the impact on the business on quarter two was minimal. We continued our steadfast focus on execution leading to a satisfactory performance in quarter two.

Our revenues grew sequentially by 2.9% on reported dollar basis and 2.2% on constant currency basis. We saw growth in all the four large verticals and delivered strong growth in emerging verticals like Energy and Utilities, Life Sciences, Transportation and Logistics. Volumes grew by 1.6% quarter-on-quarter, realization grew 1.3% quarter-on-quarter on reported basis and 0.7% on constant currency basis. Both on a year-on-year basis as well as H1-over-H1 of fiscal 2017 realization was flat in the constant currency terms, reflecting stability in pricing environment as well as continuous improvement in our services mix towards higher value offerings.

In terms of service offerings, we had notably strong growth in Infrastructure Management, Testing and BPO services. Our new offerings in areas like Cyber Security, Cloud, Big Data, IoT, etc., again contributed to approximately half of incremental growth in Q2, thereby improving their share further to 9.4% of revenues from 8.3% last quarter. We had another quarter of extremely strong operational efficiencies during the quarter. Utilization excluding and including trainees reached all time high levels of 84.7% and 81.8%. On-site and off-shore mix improved during the quarter by 0.7%. Revenue per FTE improved to $52,684 which is a growth of 1.5% quarter-on-quarter and 3.3% year-on-year.

Attrition increased marginally to 17.2% on a standalone basis and 21.4% on a consolidated basis. Effective July we gave compensation increase to 85% of our eligible employee population in India. Effective October we have also rolled out compensation review for middle-management employees across India and some overseas markets. The compensation review programs for senior management and leadership level and other overseas location is currently in progress.

During the quarter we won five large deals with TCV of $731 mn. Both the TCV of deal wins and share of new deals improved over quarter one 2018. For our software-led offerings in quarter two, Infosys Nia – our flagship AI and automation platform continued its positive momentum, driving several deal wins. The platform has been leveraged across diverse business solutions including loan on-boarding, fraud management, demand sensing, predictive costing, contract compliance and procurement automation. We are working with more than 100 clients on close to 200 engagements and see tremendous potential for the platform and business solutions going forward.

Coming to some of the verticals, in Financial Services growth in quarter two was in-line with our expectation. We expect seasonal softness in quarter three driven by furloughs and spending cuts. On a mid-longer term basis, however, we remain optimistic about tech spend in BFSI and our strong competitive position which is reflected in our large deal wins as well as pipeline. Manufacturing vertical is seeing some in-sourcing and cost optimization initiative by a few clients. There is some pickup in activity in ERP space driven by M&A in the sector in the last 12 to 18 months. Hi-Tech companies are changing their business models to capture new sources of revenue. In Retail and CPG non-discretionary spends are being impacted due to slowing growth leading to cost pressures. On discretionary spend and new technology adoption there is a growing interest to embrace Digital, AI, RPA, Analytics, etc. Telecom is seeing significant industry consolidation to achieve diversified product offerings and monetized network traffic in a better way.

Coming to Digital, clients are looking at renewing their legacy landscapes and investing in customer experience, new commerce models and in digitally connecting the enterprise. Digital experience, content management, field-force management and digital marketing are some of the key trends we are witnessing across verticals.

Retail and Financial Services industries are leading the transformation towards Digital and are looking at consolidation of services, automation, improved customer experience and eliminating supply chain issues.

This quarter we further strengthened our digital expertise with the acquisition of Brilliant Basics, a London based digital innovation and customer experience studio known for its world-class Design Thinking-led approach and experience in executing global programs. This acquisition extends our Digital Design Services network to include Europe and Middle East and enhances our capability to deliver digital innovations.

We further enhanced our global footprint by opening a new office in Netherlands. Additionally, we have made good progress in our commitment to hire 10,000 American workers over the next two years and announced that we will open our North Carolina technology and innovation hub in Raleigh.

Beyond business as usual, Infosys has been inducted into the prestigious Dow Jones Sustainable Index and is now a part of DJSI World and DJSI Emerging Market Indices. This recognition is a testimony to Infosys’ corporate sustainability leadership in the IT services and internet, software and services industry.

During the quarter Infosys Foundation signed a memorandum of understanding with Indian Institute of Science, Bangalore, to enhance infrastructure and broaden research activity at the center for infectious diseases research at the institute. Infosys Foundation USA continued its focus on training new computer science teachers. Working with our grantees CodeNow.org and DonorsChoose.org, Foundation supported training of over thousand teachers at various locations across US.

Coming to guidance, based on our performance in first half of the year and seasonal softness that we typically see in H2, we have revised our revenue guidance to 5.5% to 6.5% in constant currency terms.

I will now pass on to Ranga to talk about the financial highlights.

M.D. Ranganath

Thank you, Pravin. Hello, everyone. Pravin has talked about overall stability on multiple dimensions. At the outset, I would like to highlight three key aspects of the quarter, these are: 1) Broad-based improvement in operational efficiency parameters; 2) Healthy and stable operating margin, net margin and EPS growth; and 3) Steps taken towards implementation of capital allocation policy.

Our relentless focus on improving operational efficiency parameters continued to yield results in this quarter. We had continued improvement in multiple operational efficiency parameters like utilization percent, onsite mix percent, revenue productivity per employee, onsite employee cost as percentage of revenue, total employee cost as percentage of revenue leading to a healthy and stable operating margin. Our operating margin for the quarter was steady at 24.2%. I will be providing more details on this shortly. Net margin improved to 21.2% compared to 20.4% last quarter.

Coming to capital allocation policy, several steps were taken during the quarter. As you are aware, during the quarter the board approved the buyback of equity shares of the company amounting to Rs. 13,000 crores approximately, US$2 bn. Shareholder approval for the buyback of equity shares was obtained through a postal ballot and a public announcement was made on October 10th, 2017, on buyback of equity shares. Draft letter of offer for the buyback has been filed with the regulators for their comments.

The company announced today an interim dividend of Rs. 13 per share, approximately $0.20 per ADS as compared to an interim dividend of Rs. 11 per share announced last year. As announced earlier, the record date for both buyback and interim dividend is November 1st, 2017.

Now, let me talk about revenues. Our revenues for the quarter were US$2728 mn, this is a sequential 2.9% in dollar terms and 2.2% in constant currency terms. In rupee terms revenues for the quarter were Rs. 17,567 crores, this is a sequential growth of 2.9%. As compared to Q2 of last year, revenues grew 5.4% in dollar terms, 4.6% in constant currency and 1.5% in rupee terms. When we compare revenue growth in first half, i.e. H1 2018 revenue as compared to H1 2017 revenue, the revenue growth was 5.7% in dollar terms 5.5% in constant currency terms and 1.6% in rupee terms. Sequential volume growth for the quarter was 1.6% as compared to Q2 of last year volume growth was 4.7%.

Price realization on a sequential basis improved by 1.3% in reported terms and 0.7% in constant currency terms. On a year-over-year basis for H1 of this year as compared to H1 of last year, which is a better comparison, pricing realization was flat.

Revenue per employee improved further this quarter to US$52,684, a sequential growth of 1.5% and year-on-year growth of 3.3%. While our revenues grew 5.7% in H1 this year as compared to H1 of last year, the net headcount declined by 0.7% during the same period. This is primarily on account of lower net headcount addition due to higher utilization and productivity improvements.

We ended the quarter with a total headcount of 198,440 which is a decrease of 113 from last quarter. During H1 of this year the net headcount decreased by 1,224 employees as compared to net addition of 5,785 employees in H1 of last year.

Coming to operational efficiencies, utilization excluding trainees increased further to an all-time high of 84.7% as compared to 82.5% in Q2 of last year. You would recall that the utilization has been consistently above 80% for the last 110 quarters in a row.

Efforts towards moderation in onsite mix has led to onsite mix decreasing to 29.4% in Q2 which is the lowest level in the last eight quarters. Onsite mix stood at 30.1% last quarter.

Our focus on optimizing onsite employee cost including a sharper focus on productivity, onsite pyramid and other cost optimization measures led to a decrease in employee cost as a percentage of revenue from 54.4% in Q2 this year, from 55.4% in Q2 last year, a drop of 1%. Sub-contractor cost as a percentage of revenue was 6.2% this quarter as compared to 6.3% last quarter. Sub-contractor expenses are driven primarily by higher utilization and onsite talent demand.

Our operating margin for Q2 2018 is at 24.2% which increased sequentially by 10 basis points. Reduction in onsite mix helped margins by 20 basis points, improvement in utilization helped margins by 30 basis points while improvement in price realization helped margins by another 30 basis points. However, this was offset by higher compensation cost due to compensation review in Q2 and higher variable pay which put together impacted margins by 80 basis points. Other benefits including cross currency and cost optimization was partially offset by increase in provision for AR, increase in professional charges and impact of hedges resulting in 10 basis points improvement as compared to Q1.

Our Earnings per share for the quarter was $0.25, representing a sequential growth of 7% and a year-on-year growth of 7.3%. In rupee terms EPS was at Rs. 16.30 showing a sequential growth of 7% and a year-on-year growth of 3.3%. Due to continued healthy cash generation, cash and cash equivalents including investment stood at an all-time high of US$6,340 mn which converts to Rs. 41,392 crores. As mentioned earlier planned outlay for buyback is up to Rs. 13,000 crores which approximately is US$2 bn. Further, outlay for interim dividend to be paid out during the quarter is US$524 mn, including dividend distribution tax.

Cash provided from operating activities as per consolidated IFRS was US$441 mn and Rs. 2,831 crores. DSO for the quarter increased to 71 days as compared to 68 days last quarter. CAPEX for the quarter was 63 mn or approximately Rs. 406 crores. In H1 2018 operating cash flow increased by 8% in dollar terms and 3.6% in rupee terms. Free cash flow increased by 19.1% in dollar terms and 14.3% in rupee terms.

Yield on cash for the quarter was 6.97% as compared to 7.07% last quarter. Our hedge position as of September 30, 2017, was $1.4 bn. We reiterate our FY18 operating margins in the range of 23% to 25%.

With that we will open the floor for questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin with the question-and-answer session. We have the next question from the line of James Freidman from Susquehanna International Group. Please go ahead.

James Friedman

I want to ask two upfront, one more strategy and one more financial question. The first one is for Pravin and more strategic. Pravin, could you comment in your opinion about how you view the relative strength of offshore versus onsite delivery at this stage in development of the company and industry? That is the first one. And then Ranga, I will just ask you upfront, thank you for the incremental disclosures, they were very helpful. I want to ask you about commentary that you made with regards to the onsite pyramid, how should we be thinking about the journey of onsite costs as a percentage of total cost going forward? So the first one onsite-offshore strategy and the second one on onsite-offshore financials. Thank you.

Pravin Rao

In my mind I do not think there is any difference between an onsite or offshore thing. Typically, whenever a new service gets incubated and wherever it calls for a lot more understanding of the market or the domain in which the service is being evolved are much more client interface we do see lot more of onsite presence where people are working closely with the client in a co-creation mode and developing the solution. But once the technology matures or when the solution matures then the opportunities for scaling and that is where we typically leverage onsite and offshore model as well. So, I do not really see too much difference, both have a role to play. There is also an element of talent and skill. Today when you look at in-sourcing, a lot of clients setting up their captives in India. The primary reason they are doing is not from a cost perspective but more from a talent availability perspective. This we continue to see on an ongoing basis. So, I am not sure whether I really understood your question, but from our perspective we work on a global delivery model where there is a seamless integration between onsite and offshore and depending on the services, the nature of work done onsite, and the nature of work offshore is also clearly distinct. Apart from that I do not see much difference, I mean there are times in the project lifecycle or in the service evolution stage you may have stronger onsite presence but over a period of time, we believe that anything can be executed in an onsite-offshore model.

M.D. Ranganath

Thanks Pravin. On the other point, currently our onsite employee cost as a percentage of revenue were around 38%. Coming back to the pyramid, question is really on how do we kind of look at the pyramid model onsite. For example, we recruited close to 300 people from the universities, the freshers and how do we infuse some of them into some of these projects is one aspect of looking at it. And the second one is also looking at the fixed price projects due to the productivity improvements, etc. How do we look at especially the senior roles in those projects and how do we kind of redeploy them in some other projects is another way to look at it. And the third aspect is also, we are evaluating the dollar contribution per employee at the senior roles and see is there a concomitant increase in the billing rates to reflect the underlying salary cost. If that is not there in a particular project could we look at that senior employee getting billed at a better rate in another project either in the same client or a different client. We are looking at multiple approaches to this. At this point in time there is on one lever we need to press and looking at all this. But one point that we want to ensure is that we do not want to look at onsite pyramid in isolation and it should not be looked in isolation to the revenue opportunities that we have onsite. I think we need to have a delicate balance between the two.

Moderator

Thank you. Our next question is from the line of Ravi Menon from Elara Securities. Please go ahead.

Ravi Menon

First question is about the realization improvement, we saw a nice increase in fixed price project as well, is this a key factor that has helped realization, and should we say that the realization improvement is sustainable except for factors like fewer working days in Q3?

M.D. Ranganath

You are right. This quarter of course we had sequential pricing realization improvement of 1.3%, I think quarter to quarter, there is always volatility depending upon, certain projects, the recognition pattern is not really linear. However overall, I think a better indicator would be really on the year-on-year growth, and how has the pricing performed. If you look at first half of this year as compared to first half of last year, we have seen a flat pricing in terms of pricing. When compared to earlier periods, typically we used to have in terms of constant currency 1% to 1.5% decline in pricing year-on-year, but this half year versus last half year, it has been flat, to that extent it is stable.

Ravi Menon

What would you say would be an optimal onsite-offshore effort mix, you already lowered the onsite ratio a little, do you think there is room to go further or you think we are pretty much close to an optimal level already?

M.D. Ranganath

The way we look at onsite mix is really by service level. I think certain services are more amenable for onsite mix reduction. For example, some of the commoditized services like testing for example or maintenance for example are more amenable, but some of the new services like some of the digital user experience, Agile prototyping kind of work typically have a larger onsite component, similarly consulting will have and so on. Our approach has been to see by service line and this quarter it was 29.4% from the highest 30.1% last quarter, which is low in last eight quarters. In the past, we have had about three years ago or so, we had the onsite mix around 27%, but it is not to say that look that is what that we will immediately aim for etc. I think this is a continuous journey that we have to focus on. Service line by service line focus and see where the opportunities are. I think it is really a ground sub exercise rather than the top-down exercise.

Moderator

Thank you. The next question is from the line of Shekhar Singh from Excelsior Capital. Please go ahead.

Shekhar Singh

Sir, it was more related to the strategy which Nandan outlined, now if you talk of productized services than what is the parameter as investors that we should track now going forward to see what is the sort of the investment which is happening in this area and what is the outcome of it, and secondly, who will be our new competition as such?

Pravin Rao

On the software productized services the parameter, some part of the productized services will probably be looking at more going into SaaS kind of model, so one of the parameters should be in terms of only for that piece of it amount of subscription revenue kind of thing. Today as a percentage it is very small percentage of the business, so at this stage it may not make too much sense to track or have any inference around it because given the small size, you will continue to have some volatility. In the long-term I think that would be probably the better measure from a productized services perspective. In the short-term, we continue to talk about the number of wins we have had, number of deals and that percentage of revenue contribution from software and that at least in the short-to-medium term till we have some scale may be a better measure.

Shekhar Singh

Sir, just in terms of like when we talk of productized services or software plus service, there are two things which again come to mind, one is are we targeting any vertical or is it going to be more like a horizontal?

Pravin Rao

Nia is a horizontal platform, but we are really building vertical solutions on top of it, so going forward that will be the differentiator because at some level over a period of time you will always have competing horizontal platform. It is difficult to monetize a horizontal platform beyond a particular point in time. So our view is to build vertical solutions on top of it. As I said earlier, we have seen some interesting used cases around fraud management, procurement, optimization, and so on using Nia, so more and more we do used cases across different verticals. We will be able to get a better appreciation of the kind of used cases that lends itself and is in much in demand in those verticals and we will be able to make it as part of our product going forward.

Shekhar Singh

Sir, lastly like can you give say any example of which company or which competitor of yours is what you will look like maybe five years later or 10 years later with the change of strategy?

Pravin Rao

I think Infosys plus, plus or whatever. The landscape is changing, the nature of competition is changing so it is difficult to predict. I do not think we tailor ourselves on any competition or anything, we have our own strategy. We continuously look at how we can differentiate from others and execution is a key element of it. At the high level most strategies may look similar, but at the end of the day it boils down to execution. Our focus is more on making sure we do the right things in terms of execution, we will probably be Infosys plus, plus but I do not think we will be aping or copying any competitor out there.

Shekhar Singh

You wanted something like Salesforce or something like SAP?

Pravin Rao

SAP is a purely product, Salesforce in some sense software as a service kind of thing, SAP is also morphing into it. We are more a services’ company whose service is enabled by software, so that is our difference. I do not think we should compare ourselves with an SAP or Salesforce.

Moderator

Thank you. Next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

This is a question for Ranga. Can you talk a bit about what is left in terms of some of the levers for sustaining your EBIT margin range? You have done a really good job in terms of getting some of those benefits, but what can we expect for the next three to five years?

M.D. Ranganath

I think if you recollect last eight or nine quarters we have been pretty much in this band between 23% to 25%. That has been the steady band that we have kept. There were pricing challenges and some currency and other compensation hikes and many other headwinds. I think this year we clearly said it will be in 23% to 25% because we have to invest in the US talent model and so on. Our focus always has been without diluting the business investments, without securing our future whatever we need to do, what is the cost optimization that we need to do without hurting the business. That is both in the short-term and the medium-term been our focus. Now, if you look at the first two quarters and the half year, we are pretty much at 24.1%, which is the midpoint of 23% and 25%. In the short-term, I think especially for Fiscal ‘18, we are comfortable in this range. Our utilization is already at 84.7%. The headway there is shorter than the other multiple levers. We are looking at overall project kind of approach, project focused cost optimization aggregating to account level and then to the company level, the unit level and the company level. If you look at the levers, I was alluding to earlier or referring to earlier, one is certainly we are looking at the onsite pyramid. Over the last couple of quarters, we have seen some improvement there including the hiring of about 300 to 350 fresh graduates in the United States on the campus as part of American hiring program and they are also getting very quickly deployed into the production projects, so that is one lever which we want to kind of further optimize. The second one as I was saying earlier in the fixed-price projects, we are really looking at per employee dollar contribution at the senior level and see whether it is concomitant to the billing rates that they are getting charged in that product and try to see how much of that could be realized at the higher level.

Onsite mix is one which has both sides of the equation. Typically when the onsite mix comes down drastically, it could have impact on the revenue which is onsite revenue to offset $1 of on-site, we need to have three times at offshore and so on. There again a judicious approach would be to look at the service level. Some of the services are more amenable like testing and maintenance rather than consulting and some digital services. So we are kind of looking at, instead of saying that look this is the only rework that we will do, we are looking at a project level approach aggregated to an account level approach because each account profile and possibilities are different. So each of the account managers and leads have been tasked with looking at this from all the three dimensions. Some of them probably could be using the pyramid lever more than the onsite mix lever. Someone else could be using another lever. To answer your question in the short term we are comfortable with this band.

Moshe Katri

Understood and then just also very briefly in your opening remarks, you spoke about account specific softness as one of the reasons you have reset guidance for the second half of the year, can you elaborate on that, maybe some color on verticals, that would be helpful, Thank you?

Pravin Rao

Moshe, we did not talk about any account specifics softness. What we said is historically in Quarter-3 for the industry itself is a soft quarter. We have lesser working days, we have the impact of furloughs and so on, so it is nothing account specific or sector specific. The impact we typically see across all verticals. So that is what we meant and from a guidance perspective, we looked at our performance in H1, then we looked at typical softness that we typically see in H2, we kept that in mind and looking at our own pipeline and that is the basis from which we give our estimates. I will just pass it on to couple of our presidents to give some color on the verticals. We will have Mohit give some color on Financial Services and Ravi can also give some color from a service line perspective?

Mohit Joshi

Thanks Pravin. Moshe, from a Financial Services perspective as you will see from the numbers, we had a good quarter. Especially in insurance, we really had a knockout quarter this time around. Overall, I am very happy with the progress that we made in terms of organic growth, in terms of traction in NIA, our automation software, new client acquisition. We added 13 new clients in the Financial Services space, we signed, one of these account openings was a large deal, so we opened an account through $50 mn plus deal, so that was good. I think as Pravin mentioned in the second half of the year is a seasonally weak period for us. We see furloughs across the board including in Financial Services and there will be as is been there in the previous years. End of the year budget squeezes for some clients. So we have tried to bake all of that into our guidance for the second half of the year. But as of today if you see our performance for Q1 and Q2, it has been strong in the Financial Services, Healthcare, Life Sciences across the board. We are very comfortable with our competitive positioning. The guidance that we have given in no way reflects the fact that we are slipping. We feel that our competitive position is very strong in Financial Services, Healthcare, Life Sciences, and actually improving.

Ravi Kumar S.

I am going to give you a cut on the services. Our new services, as you have seen in the factsheets, has moved from 8.3% of revenues to 9.4%, so that is a reflection of how much wallet share we are gaining in the digital transformation agenda of our clients. It is a indication of how well we are doing on these newer areas and a lot of it is pivoted on digital experience, API economy, cyber security, cloud migration services, enterprises cloud application, Internet of Things, data and analytics, these are the broad categories of where the new services are. We would see a significant growth in new services as we go forward, and we hope that the percentage of revenue continues to go upon it. Specifically, on the service lines, we had an extraordinary quarter of business process management. We are powering it with a digital focus, reimagining process experience powered by innovation and automation. So that is taken off very well. Infrastructure services has grown significantly this quarter, and this is a significant part of what clients are doing on migrating workloads to the cloud. So overall these are the areas where we are seeing great traction and in line with client spend.

Moderator

Thank you. The next question is from the line of Ashish Chopra from Motilal Oswal Securities Limited. Please go ahead.

Ashish Chopra

Thanks for the opportunity. Pravin, firstly just wanted to understand in the new services that you call out divided into 5 or 6 services lines. Would it be fair to assume that a biggest chunk of that is really the cloud ecosystem bit and the others would be relatively small? Where I am really coming from is the coinciding of the revenue contribution from there with the growth in IMS that we have seen in the last couple of quarters?

Pravin Rao

Yeah, so not really. Cloud is an important part of the journey, in fact majority of the digital transformation agenda is driven by CAPEX to OPEX shift of workloads and migrating to the cloud is fairly big part of the digital transformation agenda of clients. However, all the other areas which I spoke about are picking significant traction. API economy is an important part of the digital agenda as you expose legacy applications and legacy systems for newer purposes. Internet of Things is very early, but it has a small installed base, but we all know that unstructured data around physical objects, machines is going to be the future. So it is going to pick momentum in the future by small installed base. Most customers are experimenting, they are prototyping, they are platformizing their unstructured data which is there between machines. So that has a runway I would say. Data and Analytics is very main stream now. It is probably all pervasive across industries, across domains. We see a huge traction out there. Enterprise Cloud Applications is a next big thing. A majority of our clients are moving from On-Premise to, transitioning to Enterprise Cloud Applications either on their existing stacks like Oracle SAP or moving into newer areas like salesforce.com, Workday kind of applications, Microsoft Dynamics. Dynamics has actually now come up with Dynamics 365. So, I would say there is traction in all quarters. Digital experience, the front end of all digital agenda, all the digital spend for clients while a significant chunk of it is in Retail, but all the other industries are picking up momentum there as well. So, there is overall quite a bit in areas which are not related to cloud migration as well.

Ashish Chopra

Got it, that is helpful. Lastly from my side, I had a question on the strategy shared earlier during the day. So just wanted to understand that while we have identified the areas of focus and the fact that execution obviously is the imperative, could you share the readiness or the glaring gaps across various pockets where you think that the need to the challenges perhaps could be higher could be the DevOps ready workforce, could be automation or on the sales front maybe around Consulting led Design Thinking led sales or maybe the business models around the whole product plus software services offerings. Really where would you think we are ready to hit the ground running where still we would have to focus on building capabilities sooner rather than later?

Pravin Rao

So I think from a services perspective when we look at services strategy, there are many areas where we have started making progress. Scaling that is in our DNA and we are extremely comfortable with it. We have always invested in education, learning, reskilling and so on. So, there I think it is a more a question of sharpening the focus as and going after 20 different things, sharpening the focus, identify a few things and put your might in terms of scaling it. On the software side and the product services side, right now we are seeing good traction and adoption from a horizontal capability perspective. I think the future is if you are able to bring in vertical solutions on top of it and that is where we are probably in the early stages. That is where we would probably need to accelerate our focus.

Ashish Chopra

Got it, that is helpful, Pravin. Thanks, and all the best.

Moderator

Thank you. Next question is from the line of Kawaljeet from Kotak Securities. Please go ahead.

Kawaljeet Saluja

Pravin, I am not absolutely clear on the rationale for guidance cut. Is largely deterioration in demand environment or is it the function of CEO exist consequent disruption that we have seen in last few months. The second question I have is largely on the chain side of business which is platforms, product, automation. A lot of these areas were handled by team which was brought on board by Vishal and many of them have exited the company. So how the management is thinking about these exits? Are the roles being reassigned internally? Are you referring to recruit externally? Just some thought around it? And finally, has there been any fine tuning of the organization structure after Vishal's exit and if yes, then can you just detail the key changes?

Pravin Rao

So I will answer the last part first. There has been no organizational or structural changes since Vishal left. So that is an easy one. The first part is the guidance has nothing to do with Vishal's exit. Guidance is actually based on and we have always said it is based on what we see. If you look at our first half performance, we took that into account. We looked at our pipeline, we looked at the visibility. We also kept in mind the typical softness we see in quarter 3 for us and rest of the industry. For us in particular in quarter 4 if you look back over the last few years, we have always for whatever reason, had very minimal growth. So, we kept all these factors in mind and that is how we arrived at the guidance. The other data point you need to recognize is when we look at our own quarter-on-quarter on the constant currency basis, based on whatever our peers have declared so far, our growth has been much higher. Our growth in quarter one as well as on the constant currency basis has been higher when compared to many of our peers. But if you look at historically as a quarter two, typically would have been a good quarter for the industry, but for whatever reason this year it seems to be a little bit unusual. Not only our growth, but our competition growth in quarter two has also been on a much lower side. So, all these factors in some sense contributed to our revised estimate on the guidance. While we will continue to endeavor to do better than the guidance, but today based on the reality we felt that would be the appropriate one at this stage.

Kawaljeet Saluja

Just on thoughts around chain side of the business, the consecutive exits that we have seen on the leadership on that count and are you trying to replace that with external recruits or have the roles been reassigned internally? Just some thoughts around it?

Pravin Rao

If you look at some of the key people who left, we had Sanjay who was heading our Corporate Design group. He used to handle multiple functions. So, we have redistributed the responsibility to appropriate people who were already doing part of that function. So, for instance while Sanjay was earlier associated with Design Thinking, but subsequently we have built a strong Design Thinking practice. It is now integral to our Consulting practice and even our ETA teams are trained to teach people Design Thinking. Our Consulting have always been using Design Thinking in their consulting services particularly in the early stages of the lifecycle, so that has always been integral main stream. So we have not had any issues there. Sanjay was also responsible for Corporate Design group which now is reporting to our marketing function. Sanjay was also responsible for some parts of the design element of the large deal process. Now, that we have folded into our large deal group which earlier used to report to Mohit. So Sanjay used to manage multiple things at a very high level. So we have been able to take pieces of it and logically assign it to where it made sense. On the product side, we had Pervinder who had joined us a few months back as CEO on the Edgeverve side. He left recently. He wanted to go back to his entrepreneurial route. So, there we have brought in Nitesh Banga who is a 20-year veteran in Infosys, but most importantly he has been integral to our product strategy from the beginning. He was part of earlier product and platform group which we formed during Shibu's reign and subsequently when Edgeverve was formed much before Vishal came into on board, he was part of it. He was heading the sales for Edge and so we have brought in on board as CEO because we believe at least on interim CEO that he brings in the context and he has been the most vocal champion. He has been driving and pushing the software services that we have so far, we felt he would be the right person. And for people like Abdul and Navin, the people under them are still part of Infosys. They have a strong team. So, it is a mixed thing. We have had a few exits, but we have been able to quickly replace them with very minimal impact.

Moderator

Thank you. Next question is from the line of Ashwin Mehta from Nomura Securities. Please go ahead.

Ashwin Mehta

Thanks for the opportunity. I had one question in terms of salary hikes. Are the onsite salary hikes done and you indicated the middle management salary hikes would be given out in the next quarters? So if you can quantify the impact of the residual salary hikes?

M.D. Ranaganath

I think if you look at the salary hikes, we clearly said for junior employees up to mid-level, we will do effective July which we rolled out and afterwards. All the operational efficiency improvement this quarter went into funding most of the compensation hikes for mid-level to senior. I think we have covered most of the employees onsite typically. We have people moving from here, there. It is also driven by the location of an employee, especially people in the production. So they are all governed by the prevailing wages as well as when they move from one project to another, for example if somebody moves from Chicago to California, automatically this salary gets rebased to the California salary. So, there I think the primary focus is really the engagement driven, the location driven and so on. However, for the senior employees there from sales, consulting and others, we have clearly said that effective January of this year. So I think with that we would have covered all the employees.

Ashwin Mehta

Fair enough and just one follow up on the BFSI side. We have actually seen the BFS portions decelerate for you while insurance has been pretty strong. Do you see further runway in terms of insurance continuing to compensate for the BFS slowdown. What exactly is driving the insurance uptake for you?

Mohit Joshi

I think look, the insurance business is relatively small for us. So we have a lot of headroom for growth. There is a degree of anti-incumbency in that sector and that gives us an opportunity. I think we have also been very strategic about entering the insurance space, not with standard sort of legacy solutions but using the opportunity to let us say work with clients to reimagine their future of claim administration system, reimagine the building of a policy administration platform. We worked with a number of startups and new players on this space who are taking creative solutions to clients. So I think we have a really well-thought out strategy and I believe that we will have headroom for growth on that business and we also have a platform there in terms of McCamish. We have strong BPO capabilities, emerging consulting capabilities. So I am quite bullish about the future of that business. Our core banking and capital market business also is I believe quite strong. Obviously, there are variations that happen from quarter to quarter in that business. This quarter because the banking and capital markets number also include a Finacle number and from previous quarters that the business is slightly lumpy, so the number also appears to be slightly lower because of a negative impact of Finacle. Hopefully that answers your question. If you would like any additional color, I am happy to provide that.

Moderator

Thank you. Ladies and gentlemen, this was the last question for today. I now hand over the floor back to Sandeep Mahindroo for his closing comments. Over to you sir.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again during the quarter. Have a good day.

Moderator

Thank you very much, sir. Ladies and gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.